Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 7, 2018

IFF Employee Letter

May 7, 2018

Dear Colleague,

I am excited to announce that we have entered into an agreement to combine – under the IFF name – with Frutarom, a global flavors, savory solutions and natural ingredients company. This transaction is all about accelerating profitable growth. It unites two industry-leading, innovative companies, and will establish a global leader in taste, scent and nutrition. Your hard work and dedication made today’s announcement possible. For further information, this link will take you to the press release.

We expect the transaction to close in six to nine months, which is subject to regulatory approvals and other closing conditions. Until the transaction closes, it is business as usual and IFF and Frutarom will continue to operate as separate entities.

Frutarom is based in Israel, but operates all over the world, with affiliates servicing small- and mid-sized customers. In addition to IFF and Frutarom’s highly complementary flavor capabilities, Frutarom’s product portfolio creates opportunities to expand into attractive and fast-growing categories, such as natural colors, enzymes, antioxidants and health ingredients. Together, we will offer our expanded customer base access to comprehensive and differentiated integrated solutions with increased focus on naturals, and health and wellness.

Frutarom has production and development centers on six continents and markets and coupling that with our capabilities will drive enhancements in key R&D platforms. Frutarom sells over 70,000 products to more than 30,000 customers in over 150 countries around the world. The Frutarom team has done a great job building their naturals platform – which is another strong reason why this combination is an ideal strategic fit.

IFF also separately announced strong first quarter 2018 financial results this morning [link], which underscores the success of Vision 2020. Since the launch of our strategy, M&A has played a key role in helping us achieve our goals. We believe that this transaction will drive differentiation, balance our customer base, maximize our portfolio, and generate a greater return for our employees, customers and shareholders.

As excited as we are about strengthening our company with the addition of Frutarom, this is only day one of the journey. We will, as we always have, provide our customers with the same high-quality products and outstanding services that they have come to expect from us. And, of course, we will keep you updated as we work through the process.

In addition to the press release, to learn more about this transaction, please see a video featuring Ori Yehudai, Frutarom CEO and myself, which is posted on our [intranet / INSERT].

Today we celebrate an important milestone for IFF. I know I can count on you for your continued passion, and I very much look forward to our exciting future together.

Here’s to the next chapter in our evolution!

Sincerely,

Andreas Fibig

Chairman & CEO, IFF

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.